Exhibit 99.1

SIMPPLE LTD. AND ITS SUBSIDIARIES

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

SIMPPLE LTD. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	3,136,748	1,429,879	1,104,922
Restricted cash	1,000,000	1,000,000	772,738
Account receivables-third parties	774,723	1,734,770	1,340,522
Account receivables-related parties	49,184	116,262	89,840
Contract assets	-	673,201	520,208
Lease receivables - current	21,963	19,803	15,303
Deposits, prepaid expenses and other current assets	751,112	3,918,508	3,027,979
Amounts due from related parties		288,803	223,169
Inventory	816,874	866,354	669,464
Total current assets	6,550,604	10,047,580	7,764,145

Non-current assets
Intangible assets	3,275,086	2,808,250	2,170,041
Property and equipment, net	523,430	480,232	371,093
Right-of-use assets	716,507	580,142	448,298
Lease receivables – non-current	-	14,200	10,973
Total non-current assets	4,515,023	3,882,824	3,000,405
TOTAL ASSETS	11,065,627	13,930,404	10,764,550

LIABILITIES
Current liabilities
Account payables-third parties	407,476	900,897	696,157
Account payables-related parties	2,017
Accruals and other current liabilities	1,221,047	359,994	278,181
Other payables - related parties	413,139	388,939	300,548
Due to related parties	112,000
Contract liabilities-third parties	1,994,843	2,028,443	1,567,455
Contract liabilities-related parties	74,553	142,610	110,200
Short-term borrowings - current	1,970,000	1,500,000	1,159,107
Bank loans – current	750,000	1,274,311	984,708
Lease liabilities – current	260,331	269,691	208,400
Total current liabilities	7,205,406	6,864,885	5,304,756

Non-current liabilities
Lease liabilities – non-current	427,418	289,581	223,770
Total non-current liabilities	427,418	289,581	223,770
TOTAL LIABILITIES	7,632,824	7,154,466	5,528,526

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0008 par value, 4,000,000,000 shares authorized, 5,786,184 and 9,786,184 issued and outstanding as of December 31, 2025 and June 30, 2026 respectively*	2,060	10,132	7,829
Additional paid-in capital	22,276,916	27,449,694	21,211,416
Accumulated deficit	(18,815,989)	(20,885,001)	(16,138,630)
Additional paid-in capital-Warrant	-	201,113	155,409
Translation reserve	(30,184)	-	-
Total shareholders’ equity	3,432,803	6,775,938	5,236,024

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,065,627	13,930,404	10,764,550

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse stock split.

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

SIMPPLE LTD. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2026

	For the six months ended June 30,
	2025	2026	2026
	S$	S$	US$

Revenues-third parties	3,198,243	4,885,733	3,775,390
Revenues-related parties	286,718	190,135	146,925
Cost of revenues	(1,859,376)	(2,911,736)	(2,250,009)
Gross profit	1,625,585	2,164,132	1,672,306

Operating expenses:
General and administrative expenses	(3,187,402)	(5,236,925)	(4,046,770)
Total operating expenses	(3,187,402)	(5,236,925)	(4,046,770)

Loss from operations	(1,561,817)	(3,072,793)	(2,374,464)

Other (loss) income, net:
Other income	220,735	1,341,001	1,036,242
Interest expense	(223,900)	(312,600)	(241,558)
Other expense	(5,119)	(24,620)	(19,025)
Total other (loss) income	(8,284)	1,003,781	775,659

Loss before tax expense	(1,570,101)	(2,069,012)	(1,598,805)
Income tax expense	-	-	-
Net loss	(1,570,101)	(2,069,012)	(1,598,805)

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	14,476	30,184	23,324
Total comprehensive loss	(1,555,625)	(2,038,828)	(1,575,481)

Net loss per share attributable to ordinary shareholders
Basic and diluted*	(0.32)	(0.27)	(0.21)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	4,873,144	7,786,184	7,786,184

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse stock split.

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

SIMPPLE LTD. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Ordinary shares		Additional		Accumulated other
	No of Shares*	Par value	paid in capital	Accumulated Deficit	comprehensive losses	Total
		S$	S$	S$	S$	S$
Balance as of December 31, 2024	3,539,790	2,060	17,037,325	(14,630,797)	37,548	2,446,136
Capital contribution by shareholders	1,333,354	-	2,551,601	-	-	2,551,601
Net loss	-	-	-	(1,570,101)	-	(1,570,101)
Other comprehensive losses	-	-	-	-	14,476	14,476
Balance as of June 30, 2025	4,873,144	2,060	19,588,926	(16,200,898)	52,024	3,442,112

Balance as of December 31, 2025	5,786,184	2,060	22,276,916	(18,815,989)	(30,184)	3,432,803
Capital contribution by shareholders	4,000,000	8,072	5,172,778	-	-	5,180,850
Warrants	-	-	201,113	-	-	201,113
Net loss	-	-	-	(2,069,012)	-	(2,069,012)
Other comprehensive losses	-	-	-	-	30,184	30,184
Balance as of June 30, 2026	9,786,184	10,132	27,650,807	(20,885,001)	-	6,775,938

		US$	US$	US$	US$	US$
Balance as of June 30, 2026		7,829	21,366,825	(16,138,630)	-	5,236,024

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

SIMPPLE LTD. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	For the six months ended June 30,
	2025	2026	2026
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,570,101)	(2,069,012)	(1,598,805)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	446,469	666,717	515,198
Reversal of inventory written-off	(206,675)	-	-
Gain on disposal of subsidiary	-	(1,315,264)	(1,016,354)
Change in operating assets and liabilities
Account receivables	(1,453,647)	(1,520,011)	(1,174,570)
Contract assets	-	(673,201)	(520,208)
Deposits, prepaid expenses and other current assets	(2,220,058)	(3,024,199)	(2,336,912)
Advances to related party	-	(36,015)	(27,830)
Inventory	(114,919)	(49,480)	(38,235)
Account payables	395,383	2,204,706	1,703,660
Accruals and other payables	57,255	(861,053)	(665,368)
Contract liabilities	279,014	101,657	78,554
Lease receivables	14,160	(12,040)	(9,304)
Decrease in operating lease liabilities	(49,185)	(128,477)	(99,279)

Net cash used in operating activities	(4,422,304)	(6,715,672)	(5,189,453)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(20,318)	(15,700)
Net cash outflow from disposal of subsidiary	-	(14,729)	(11,383)
Loans made to a related party		(288,803)	(223,169)
Capitalization of intangible assets	(862,454)	-	-

Net cash used in investing activities	(862,454)	(323,850)	(250,252)

CASH FLOWS FROM FINANCING ACTIVITIES:

Net (repayment of)/proceeds bank loans	(258,630)	524,311	405,155
Borrowing from related parties	150,001
Repayment to related parties		(112,000)	(86,547)
Net proceeds from/(repayment of) short-term borrowings	3,273,000	(470,000)	(363,187)
Proceeds from issuance of ordinary shares	2,551,601	5,381,963	4,158,846

Net cash generated from financial activities	5,715,972	5,324,274	4,114,267

Net change in cash and, cash equivalents and restricted cash	431,214	(1,715,248)	(1,325,438)
Foreign currency translation	14,476	8,379	6,475
Cash and, cash equivalents and restricted cash as of beginning of the period	514,825	4,136,748	3,196,623

Cash, cash equivalents and restricted cash as of end of the period	960,515	2,429,879	1,877,660

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	223,900	312,600	241,558

The accompanying notes form an integral part of these condensed consolidated financial statements.

F-5

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1 Organization and business overview

Simpple Ltd. (“SIMPPLE” or “Company”) was incorporated in the Cayman Islands on 24 August, 2022 as an exempted company. SIMPPLE is an investment holding company. Through its wholly owned subsidiaries, SIMPPLE is principally engaged in the provision of i) sale of facilities management software and ii) trading and maintenance of robotics equipment.

The condensed consolidated financial statements of the Company include the following entities:

SIMPPLE owns 100% interest in its subsidiaries which are in the table as below:

Name	Date of incorporation	Percentage of direct or indirect interests		Place of incorporation	Principal activities
		December 31, 2025	June 30, 2026
IFSC Pte. Ltd. (“IFSC”)	March 18, 2016	100%	100%	Singapore	Sale of facilities management software
Gaussian Robotics Pte. Ltd.	May 18, 2017	100%	100%	Singapore	Provision of trading and maintenance of robotic equipment
Simpple Pte. Ltd.	October 13, 2020	100%	100%	Singapore	Research and experimental development on environment and clean technologies
Simpple Australia Pty Ltd *	September 6, 2023	100%	-	Australia	Sale of facilities management software

*	On February 6, 2026, the Company, through its subsidiary IFSC Pte. Ltd., completed the sale of its entire interest in SIMPPLE Australia Pty Ltd. to two employees of that subsidiary for total consideration of AUD2. SIMPPLE Australia was deconsolidated on that date, and the Company retained no ownership interest. At the disposal date, SIMPPLE Australia had net liabilities of approximately S$1,337,069, including amounts due to a Group entity. The disposal resulted in a gain of S$1,315,264, included in “Other income” in the condensed consolidated statement of operations. The Company’s parent guarantee in respect of SIMPPLE Australia terminated upon completion.

2 Summary of significant accounting policies

Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to interim financial reporting and pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with US GAAP have been condensed or omitted. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2025, included in its Annual Report on Form 20-F.

F-6

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated on consolidation.

Going concern

The Company has incurred a net loss of S$2,069,012 (US$1,598,805) and net cash outfiows from operating activities of S$6,715,672 (US$5,189,453) during the six months ended June 30, 2026, and as at June 30, 2026 had an accumulated loss of S$20,885,001 (US$16,138,630). These financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date these financial statements are issued.

The condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

F-7

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Foreign currency translation

The functional currency for SIMPPLE is the Singapore Dollar (“S$”), which is also the subsidiaries IFSC Pte. Ltd., Gaussian Robotics Pte. Ltd. and Simpple Pte. Ltd.’s functional currency. The Company uses Singapore Dollar (“S$”) as its reporting currency.

In the condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the period in which they occur.

Translations of the condensed consolidated balance sheet, condensed consolidated statement of income and condensed consolidated statements of cash flow from S$ into US$ as of and for the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of US$0.7727 = S$1, as set forth in the statistical release of the Federal Reserve System on June 30, 2026. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s condensed consolidated financial statements include allowance for credit losses on receivables, the useful lives of property and equipment, impairment of intangible assets and interest rate of leases. Actual results may differ from these estimates.

Cash and cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. Restricted cash comprises a fixed deposit of S$1,000,000 pledged as security for the Group’s borrowings as of December 31, 2025 and June 30, 2026.

F-8

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2025 and June 30, 2026, management believes that the Company’s prepayments and deposits are not impaired.

Account receivables and allowance for expected credit losses

Account receivables mainly represent amounts due from clients for sale of goods and services fees which are recorded net of allowance. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As at December 31, 2025 and June 30, 2026, the Company made S$129,517 and S$129,517 (US$100,083) allowance for current expected credit losses for account receivables, respectively.

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Intangible assets

Intangible assets with finite lives are initially recorded at cost and amortized in a method which reflects the pattern in which the economic benefits of the intangible assets are expected to be consumed or otherwise used up.

We evaluate the recoverability of intangible assets with finite lives in accordance with ASC 360-10 whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Under ASC 360-10, long-lived assets are tested for recoverability at the asset group level, which represents the lowest level for which identifiable cash flows are largely independent. For purposes of the Company’s impairment assessment, the asset group was determined at the Company level, and the intangible asset represents the primary asset within the asset group.

The recoverability of the asset group is assessed by comparing its carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If the carrying amount exceeds the sum of such undiscounted cash flows, the asset group is not considered recoverable. In such cases, management estimates the fair value of the asset group, and an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value.

The Company performed a recoverability assessment and determined that the sum of the undiscounted cash flows expected from the use and eventual disposition of the asset group exceeded its carrying amount. Accordingly, the asset group was considered recoverable and no impairment loss was recognized.

The intangible asset is amortized using the straight-line approach over the estimated useful life as follows:

Software development cost	5 years

F-9

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fittings	3 years
Machineries	3 years
Office equipment & computers	1 year
Renovation	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the condensed consolidated statement of income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

Long-lived assets primarily include property and equipment and intangible assets. In accordance with ASC 360-10, the Company evaluates its long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The unit of account for impairment testing is the asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The recoverability of an asset group is assessed by comparing the carrying amount of the asset group to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An asset group is not recoverable if its carrying amount exceeds the sum of such undiscounted cash flows. If the asset group is not recoverable, management estimates the fair value of the asset group, and an impairment loss is recognized for the amount by which the carrying amount of the asset group exceeds its fair value.

As of December 31, 2025 and June 30, 2026, management identified indicators of impairment for its asset groups and performed a recoverability assessment in accordance with ASC 360-10. Based on the assessment performed, the sum of the undiscounted cash flows expected from the use and eventual disposition of the asset groups exceeded their carrying amounts. Accordingly, the asset groups were determined to be recoverable and no impairment loss was recognized.

Contract assets and liabilities

The Company bills its clients based upon contractual schedules. Contract assets represent rights to consideration for goods or services transferred to customers that are conditional on something other than the passage of time. Contract liabilities represent amounts received or due from customers before the related goods or services are transferred. During the six months ended June 30, 2026, the Company recognized S$882,962 of revenue that was included in contract liabilities as of December 31, 2025.

Leases

The Company is a lessee of non-cancellable operating leases for its corporate office premise and vehicles. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company separates lease and non-lease components for its leases. Lease components comprise monthly rental payments, while non-lease components include payments for building management, utilities and property tax. Accordingly, non-lease components are accounted for separately from the lease components to which they relate.

F-10

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Leases (cont’d)

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2025 and 2026, the Company did not have any impairment loss against its operating lease right-of-use assets.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, account receivables, account payables, other payables to related parties, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 required the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognised when the Company satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognised is the amount allocated to the satisfied performance obligation.

F-11

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Revenue recognition (cont’d)

The Company’s principal revenue streams include:

Sale of goods – Commercial customers

The Company supplies autonomous robotic cleaning equipment for commercial applications.

Revenue is recognised when the goods are delivered to the customer and all criteria for acceptance have been satisfied. No element of financing is deemed present as the sales are made with credit terms consistent with market practice. The Company recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts in its balance sheet.

Revenue from sale of goods – commercial customers also include revenue from comprehensive maintenance service. For these contracts. We account for the maintenance service separately from the sales of goods as they are distinct performance obligations. Refer to the discussion below related to contracts with multiple performance obligations for further details. The transaction price is allocated to separate performance obligations on a relative stand-alone selling price (“SSP”) basis. The transactions price allocated to the sales of goods is recognized when transfer of control of the goods to the customer. The transaction price allocated to the comprehensive maintenance service is recognized over the contract term.

Sale of goods – Distributors

The Company also sells the above products wholesale to third party distributors. Sales are recognised when control of the products have transferred to these distributors, being when the products are delivered and accepted. The third-party distributors have limited discretion over sales channels and price to sell the products, and there are no unfulfilled obligations that could affect the distributors’ acceptance of the products. No element of financing is deemed present as the sales are made with a credit term of 30 days, which is consistent with market practice.

Software services rendered

Revenue from software services rendered is recognised in the accounting period in which the services are rendered, as a performance obligation satisfied over time. For fixed-price contracts, revenue is recognised based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided. Payments for services rendered are not due from the customer until the services are complete.

Revenue from software services rendered also include revenues from sales of hardware. For these contracts, we account for the hardware separately from the software service rendered as they are distinct performance obligations. Refer to the discussion below related to contracts with multiple performance obligations for further details. The transaction price is allocated to separate performance obligations on a relative SSP basis. The transaction price allocated to the hardware is recognized when transfer of control of the hardware to the customer is complete. The transaction price allocated to the software service is recognized ratably over contract term.

Significant judgements

The Group enters into contracts with customers for the sale of robotic equipment bundled with comprehensive maintenance service packages. These arrangements typically include multiple performance obligations comprising (i) robotic equipment and (ii) maintenance services provided over a specified period.

Determining whether the robotic equipment and maintenance services are distinct performance obligations requires judgement. The Group has assessed that the robotic equipment is capable of being distinct as it can operate independently upon delivery, while the maintenance services are separately identifiable as they do not significantly modify or customise the underlying asset. Accordingly, these are generally accounted for as separate performance obligations.

The SSP of the comprehensive maintenance service packages is generally observable, as these services are sold separately on a consistent basis to customers. Observable pricing is derived from standalone maintenance contracts, taking into consideration contract duration, service scope, and customer-specific factors.

F-12

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Significant judgements (cont’d)

For the robotic equipment, the SSP is not directly observable due to limited standalone sales and significant variability in pricing across bundled arrangements. Accordingly, the Group applies the residual approach to estimate the SSP of the robotic equipment. Under this approach, the SSP of the robotic equipment is determined by deducting the observable SSP of the maintenance services from the total transaction price of the contract.

Principal vs agent consideration

When another party is involved in providing goods to the customer, the Company applies the principal versus agent guidance under ASC 606 to determine whether it acts as a principal or an agent in the transaction. For arrangements involving the referral of customers for the sale of robots, the Company does not control the robots before they are transferred to the customer and does not have discretion in establishing the transaction price. Accordingly, the Company acts as an agent and recognises revenue on a net basis, representing the commission earned from referral.

The Company’s agent revenue streams include:

Robot sales commission

Revenue from commissions earned on robot sales referrals is recognised when the Company satisfies its performance obligation of successfully referring a customer that results in a completed sale. The Company earns a commission from the robot supplier upon completion of the sale to the end customer. As the Company acts as an agent in these arrangements and does not control the robots before they are transferred to the customer, revenue is recognised on a net basis, representing the commission earned from the referral services.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

ii)	Short-term compensated absences

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

iii)	Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors are considered key management personnel.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

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SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its condensed consolidated statements of income for the six months ended June 30, 2025 and 2026, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings or Loss per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if warrants to purchase ordinary shares were exercised.

Credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets.

The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable is short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Company periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are carrying at fixed interest rate or floating rates. There is no impact on the other comprehensive income.

F-14

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NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2 Summary of significant accounting policies (cont’d)

Recent Accounting Pronouncements

The Company is an “ emerging growth company “ (“EGC “) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In November 2024, the FASB issued ASU 2024-03 Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures (“ASU 2024-03”), which requires more detailed information about specified categories of expenses presented on the face of the income statement, in addition to disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendment may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating ASU 2024-03 to determine the impact it may have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company beginning December 15, 2025, with early adoption permitted. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”), to modernize the accounting guidance for the costs to develop software for internal use. The standard applies to costs incurred to develop or obtain software for internal use. ASU 2025-06 amends the existing standard that refers to various stages of a software development project to align better with current software development methods, such as agile programming. Under the new standard, entities will commence capitalizing eligible costs when (i) management has authorized and committed to funding the software project, and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The new standard also supersedes the guidance related to costs incurred to develop a website. ASU 2025-06 guidance is effective for annual periods beginning after December 15, 2027. The guidance can be applied on a prospective basis, a modified basis for in-process projects or on a retrospective basis. The Company is currently evaluating the impact of the adoption of this standard.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated balance sheets, statements of operations and cash flows.

3 Account receivables

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	S$	S$	US$

Account receivables	953,424	1,980,549	1,530,445
Less: allowance for doubtful accounts	(129,517)	(129,517)	(100,083)
Accounts receivables, net	823,907	1,851,032	1,430,362

F-15

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

3 Account receivables (cont’d)

The change in the allowance for expected credit losses in respect of accounts receivable during the year was as follows.

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	S$	S$	US$

Balance at beginning of year	-	129,517	100,083
(Reversals) / Additions	129,517	-	-
Balance at end of year	129,517	129,517	100,083

4 Deposits, prepaid expenses and other current assets

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	S$	S$	US$

Current
Advances to suppliers	141,417	75,995	58,724
Deposits	21,966	78,633	60,763
GST receivables	19,305	19,305	14,918
Prepaid expenses	564,679	2,035,411	1,572,839
Other receivables	3,745	1,709,164	1,320,735
Deposits, prepaid expenses and other current assets	751,112	3,918,508	3,027,979

5 Inventory

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	S$	S$	US$

Finished goods	816,874	866,354	669,464

6 Intangible assets

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	S$	S$	US$

Software development costs	4,930,690	4,930,690	3,810,131
Accumulated amortization	(1,655,604)	(2,122,440)	(1,640,090)
Intangible assets, net of accumulated amortization	3,275,086	2,808,250	2,170,041

F-16

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

6 Intangible assets (cont’d)

Based on the carrying value of definite-lived intangible assets as of June 30, 2026, the Company estimates its amortization expense for following periods will be as follows:

Amortization expense
S$
Six months ending December 31, 2026	466,835
Year ending December 31, 2027	877,791
Year ending December 31, 2028	668,082
Year ending December 31, 2029	506,688
Year ending December 31, 2030	288,854
Total amortization expense	2,808,250

Amortization expense of intangible assets for the six months ended Jun 30, 2026 is S$466,836 (US$360,742).

7 Plant and equipment, net

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	S$	S$	US$

Furniture and fittings	22,496	8,298	6,412
Machinery	142,419	-	-
Office equipment and computers	286,561	278,854	215,481
Renovation	598,188	596,988	461,315
Total	1,049,664	884,140	683,208
Less: accumulated depreciation	(526,234)	(403,908)	(312,115)
Net book value	523,430	480,232	371,093

Depreciated expenses recognized for the six months ended June 30, 2026 were S$63,516 (US$49,081) respectively.

F-17

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

8 Right-of-use assets and lease liabilities

As of June 30, 2026, the Company subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Motor vehicles	7 to 8 years
Corporate office premises	3 years

(a)	Amount recognized in the condensed consolidated balance sheet:

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	S$	S$	US$

Right-of-use assets	716,507	580,142	448,298
Lease liabilities
Current	260,331	269,691	208,400
Non-current	427,418	289,581	223,770
	687,749	559,272	432,170

(b)	A summary of lease cost recognized in the Company’s condensed consolidated statements of income is as follows:

	For the six months ended June 30,
	2025	2026	2026
	S$	S$	US$

Operating lease cost	45,740	160,121	123,731
Interest of lease liabilities	2,919	-	-

(c)	The remaining undiscounted lease payments for corporate office premises and motor vehicles as of June 30, 2026 were as follows::

lease payments
S$
Six months ending December 31, 2026	149,488
Year ending December 31, 2027	288,000
Year ending December 31, 2028	168,000
Total undiscounted lease payments	605,488
Less: imputed interest	(46,216)
Total lease liabilities	559,272

The total lease liabilities comprised S$553,876 relating to corporate office premises and S$5,396 relating to motor vehicles. The corporate office lease had a remaining lease term of 2.08 years and a discount rate of 7.5% as of June 30, 2026. The remaining lease term for motor vehicles was approximately 0.33 years as of June 30, 2026.

9 Accruals and other current liabilities

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	S$	S$	US$

Other accruals	298,430	356,312	275,336
GST payables	58,186	3,682	2,845
Other payables	864,431	-	-
Accruals and other current liabilities	1,221,047	359,994	278,181

F-18

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

10 Short-term borrowings

Short-term borrowings as of December 31, 2025 and June 30, 2026 amounted to S$1,970,000 and S$1,500,000 (US$1,159,107), respectively. Of these amounts, S$320,000 and nil, respectively, relate to borrowings bearing interest at 3.0% per month, on a non-compounding basis, repayable in full within 22 to 90 days from the date of disbursement. The remaining borrowings of S$1,650,000 and S$1,500,000 (US$1,159,107), respectively, bear interest at 1.0% per month (2025: 1.0%) on a non-compounding basis and are repayable in full within four to twelve months. Certain assets of the Group, comprising sales invoices, deposits and inventories, are pledged as security for these short-term borrowings.

11 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025 and June 30, 2026:

Name of related parties	Relationship with the Company
Mains D’ Or Investments Ltd	A company controlled by the Company’s controlling shareholder
WIS Holdings Pte Ltd	A common shareholder of Mains D’Or Investments Ltd
Campaign Complete Solutions Pte Ltd	Subsidiary of WIS Holdings Pte Ltd
Weishen Industrial Services Pte Ltd	Subsidiary of WIS Holdings Pte Ltd
WIS ICT Pte Ltd	A common shareholder of Mains D’Or Investments Ltd
IFSC Founders	Subsidiary of Mains D’Or Investments Ltd
Pat Kah Kit Daryl	Executive Officer
Soo Qikai	Executive Officer
Poo Chong Hee	Person significant influence
James Yataras	Country Head, Australia

i)	Significant transactions with related parties were as follows:

	For the six months ended June 30,
	2025	2026	2026
	S$	S$	US$

Sales[1] to Campaign Complete Solutions Pte Ltd	-	7,790	6,020
Sales[2] to Weishen Industrial Services Pte Ltd	286,718	182,345	140,905

Borrowing from related parties	112,000		-
Repayment to related parties-Poo Chong Hee		(112,000)	(86,547)
Loans made to a related party-Poo Chong Hee	-	(288,803)	(223,169)

ii)	Significant balances with related parties were as follows:

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	S$	S$	US$

Account receivable - related parties
Weishen Industrial Services Pte Ltd	46,879	113,957	88,059
IFSC Founders	2,305	2,305	1,781

[1]	Sales comprise sales of robots of S$2,030 (2025: S$nil) and software revenue of S$5,760 (2025: S$nil).
[2]	Sales comprise sales of robots of S$14,547 (2025: S$33,506) and software revenue of S$167,798 (2025: S$253,212).

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SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

11 Related party transactions and balances (cont’d)

i)	Significant balances with related parties were as follows (cont’d):

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	S$	S$	US$

Contract liabilities - related parties
Campaign Complete Solutions Pte Ltd	(2,100)	(7,709)	(5,957)
Weishen Industrial Services Pte Ltd	(72,453)	(134,901)	(104,243)
Due from related parties
Poo Chong Hee	-	288,803	223,169

Due to related parties
Poo Chong Hee	(112,000)

Account payable - related parties
Weishen Industrial Services Pte Ltd	(2,017)	-	-

Other payable - related parties
WIS Holdings Pte Ltd	(388,939)	(388,939)	(300,548)
Other payable - related party	(24,200)	-	-

Accruals and other current liabilities
Salary payable - related party	(10,777)	-	-

12 Shareholders’ equity

The Company was incorporated under the laws of the Cayman Islands on 24 August 2022. The authorized share capital of the Company was US$3,200,000 divided into 4,000,000,000 shares comprising of 4,000,000,000 ordinary shares, par value US$0.0008 per share based on amended and restated memorandum and articles of association dated October 14, 2025.

On April 1, 2026, the Company completed an underwritten public offering of 4,000,000 ordinary shares at US$1.25 per share, raising gross proceeds of US$5,000,000 before underwriting discounts and other offering expenses.

In connection with the offering, the Company issued warrants to the underwriter to purchase 300,000 ordinary shares at an exercise price of US$1.5625 per share. The warrants are exercisable after issuance and expire five years after the closing date, with cashless exercise permitted under certain conditions. The warrants were classified as equity and recorded at an issuance-date fair value of S$201,113 (US$155,409), determined using the Black-Scholes option pricing model, with a corresponding reduction in additional paid-in capital as an offering cost.

13 Bank loans

The bank loans as of December 31, 2025 and June 30, 2026 are set out below:

2025

Bank loans	Currency	Period	Interest	Carrying amount (S$)	Carrying amount (US$)
Secured variable rate bank loan[1]	SGD	2025 - 2026	1.75% + 3 months compounded SORA per annum on monthly rests	750,000	583,249
				750,000	583,249

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SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

13 Bank loans (cont’d)

The bank loans as of December 31, 2025 and June 30, 2026 are set out below (cont’d):

2026

Bank loans	Currency	Period	Interest	Carrying amount (S$)	Carrying amount (US$)
Secured variable rate bank loan[1]	SGD	2025 - 2026	1.75% + 3 months compounded SORA per annum on monthly rests	750,000	579,553
Invoice Financing	SGD	2026 - 2026	0.25% + 1 month compounded SORA per annum on monthly rests	524,311	405,155
				1,274,311	984,708

[1]	The secured variable-rate bank loan is secured by a fixed deposit of S$1,000,000, included in restricted cash.

December 31, 2025 (All amounts in S$)

Bank loans	Carrying amount	Within six months	2026	2027	2028	2029	Thereafter
Secured variable rate bank loan	750,000	-	750,000	-	-	-	-

June 30, 2026 (All amounts in S$)

Bank loans	Carrying amount	Within six months	2027	2028	2029	2030	Thereafter
Secured variable rate bank loan	750,000	750,000	-	-	-	-	-
Invoice Financing	524,311	524,311	-	-	-	-	-

June 30, 2026 (All amounts in US$)

Bank loans	Carrying amount	Within six months	2027	2028	2029	2030	Thereafter
Secured variable rate bank loan	579,553	579,553	-	-	-	-	-
Invoice Financing	405,155	405,155	-	-	-	-	-

F-21

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

14 Revenues

	For the period ended June 30,
	2025	2026	2026
	S$	S$	US$

Sale of robotics	2,374,119	4,127,904	3,189,787
Software revenue	1,110,842	947,964	732,528
	3,484,961	5,075,868	3,922,315

15 Segmental reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280 as follow:

1.	Sale of autonomous robotic cleaning equipment: Sale, warranty and maintenance of robots (“Robots”)
2.	Sale of facilities management software (“Facilities management software”)

The following tables present summary information by segment for the six months ended June 30, 2025 and 2026, respectively:

	For the six months ended June 30, 2025
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$

Revenue	2,374,119	1,110,842	-	3,484,961
Cost of revenues	(1,378,696)	(480,680)	-	(1,859,376)
Gross profit	995,423	630,162	-	1,625,585
Operating expenses:
General and administrative expenses	(416,539)	(1,971,943)	(798,920)	(3,187,402)
Total operating expenses	(416,539)	(1,971,943)	(798,920)	(3,187,402)
Income (loss) from operations	578,884	(1,341,781)	(798,920)	(1,561,817)

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FINANCIAL STATEMENTS

15 Segmental reporting (cont’d)

	For the six months ended June 30, 2025
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$

Other income (loss), net:
Other income	206,676	14,059	-	220,735
Interest expense	-	(218,900)	(5,000)	(223,900)
Other expense	78,884	(40,646)	(43,357)	(5,119)

Total other income (loss)	285,560	(245,487)	(48,357)	(8,284)

Income (Loss) before tax expense	864,444	(1,587,268)	(847,277)	(1,570,101)
Income tax expense	-	-	-	-
Net income (loss)	864,444	(1,587,268)	(847,277)	(1,570,101)

	For the six months ended June 30, 2026
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$

Revenue	4,127,904	947,964	-	5,075,868
Cost of revenues	(2,310,929)	(600,807)	-	(2,911,736)

Gross profit	1,816,975	347,157	-	2,164,132

Operating expenses:
General and administrative expenses	(126,998)	(3,477,126)	(1,632,801)	(5,236,925)

Total operating expenses	(126,998)	(3,477,126)	(1,632,801)	(5,236,925)

Income (loss) from operations	1,689,977	(3,129,969)	(1,632,801)	(3,072,793)

Other income (loss), net:
Other income	-	1,341,001	-	1,341,001
Interest expense	-	(251,605)	(60,995)	(312,600)
Other expense	(15,412)	(13,068)	3,860	(24,620)

Total other (loss) income	(15,412)	1,076,328	(57,135)	1,003,781

Income (loss) before tax expense	1,674,565	(2,053,641)	(1,689,936)	(2,069,012)
Income tax expense	-	-	-	-

Net income (loss)	1,674,565	(2,053,641)	(1,689,936)	(2,069,012)

The Company sells to two geographical locations which are mainly Singapore and Australia.

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NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

15 Segmental reporting (cont’d)

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the six months ended June 30, 2025
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	1,678,119	730,629	2,408,748
Over time	696,000	380,213	1,076,213

	For the six months ended June 30, 2026
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	3,643,134	447,172	4,090,306
Over time	484,770	500,792	985,562

16 Income tax

Cayman Islands

Under the current tax laws of Cayman Islands, SIMPPLE is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payment of dividends to shareholders.

The Company’s subsidiaries are governed by the income tax laws in Singapore. The tax on the Company’s loss before tax differs from theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	For six months ended June 30,
	2025	2026	2026
	S$	S$	US$
Tax expense attributable to loss is made up of:
Current income tax	-	-	-
	-	-	-

Loss before tax	(1,570,101)	(2,069,012)	(1,598,805)

Tax calculated at tax rate @17% (2025: 17%)	(266,917)	(351,733)	(271,797)
Effects of:
- Effect of tax rates in foreign jurisdiction	142,115	282,569	218,352
- Tax effect on expense not deductible for tax purposes	80,940	105,912	81,843
- Income not subject to tax	(340)	(336,138)	(259,747)
- Change in valuation allowance on deferred tax assets	51,660	320,664	247,788
- Others	(7,458)	(21,274)	(16,439)
Tax charge	-	-	-

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FINANCIAL STATEMENTS

16 Income tax (cont’d)

As of December 31, 2025 and June 30, 2026, the Company has tax loss carry forwards of approximately S$4,827,374 and S$7,062,625 respectively. The related gross deferred tax assets amounted to approximately S$820,654 and S$1,200,646, respectively. Due to the unpredictability of future taxable profits, the Company has determined that it is not more likely than not that these deferred tax assets will be realised. Accordingly, a full valuation allowance of approximately S$820,654 and S$1,200,646 was recognised as of December 31, 2025 and June 30, 2026, respectively, resulting in net deferred tax assets of nil as of both reporting dates. The realization of the future income tax benefits from the above is available for an unlimited future period subject to the conditions imposed by law including the retention of majority shareholders as defined.

17 Other income

	For six months ended June 30,
	2025	2026	2026
	S$	S$	US$

Government grant	11,064	22,799	17,618
Miscellaneous Revenue	2,044	2,050	1,584
Others	207,627	1,316,152	1,017,040
	220,735	1,341,001	1,036,242

18 Contingent liability

(i)	Performance guarantee

The Company has issued performance guarantees to certain customers in connection with contracts for the provision of goods and services. These guarantees provide assurance to the customers that the Company will fulfil its contractual obligations in accordance with the terms of the contracts.

As at the reporting date, the aggregate amount of performance guarantees issued by the Company amounted to S$37,796 (US$29,206).

(ii)	Bank guarantee for Rental deposit

The Company has arranged a bank guarantee in favour of the landlord in respect of the lease of its office premises. Under the terms of the lease agreement, the Company may be required to compensate the landlord for any outstanding rental payments or damages arising from non-performance of the lease obligations.

As at the reporting date, the aggregate amount of the bank guarantee arranged in lieu of a rental deposit amounted to S$72,000 (US$55,637).

19 Subsequent events

The Company has evaluated subsequent events through the date these condensed consolidated financial statements were issued and identified no material subsequent events requiring adjustment to or disclosure in these financial statements.

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